Phrame, Inc.
Statement of Cash Flow
Recent Quarter and FY 2016

	Last Quarter	31-Dec-16	31-Dec-15
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ (172,575)	$ (651,178)	$ (127,959)
Adjustments to Reconcile Net Income			
to Net Cash Flows From Operating Activities:			
Depreciation	-	-	-
Deferred Income Taxes	-	-	-
Decrease (Increase) in Operating Assets:			
Trade Accounts Receivable			
Inventory		(7,427)	(1,200)
Prepaid Income Taxes			
Increase (Decrease) in Operating Liabilities:			
Accounts Payable			
Credit Cards Payable	5,006	14,822	5,178
Total Adjustments	5,006	7,395	3,978
Net Cash Flows From Operating Activities	(167,569)	(643,783)	(123,981)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Property and Equipment		(5,400)	(93,431)
Net Cash Flows From Investing Activities	-	(5,400)	(93,431)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of Debt			
Member's Withdrawals	205,000	730,000	216,883
Net Cash Flows From Financing Activities	205,000	730,000	216,883
NET INCREASE (DECREASE) IN CASH	37,431	80,817	(529)
CASH - BEGINNING	47,529	4,143	4,673
CASH - ENDING	$ 84,960	$ 84,960	$ 4,144

Phrame, Inc.
Statements of Financial Position
Recent Quarter and FY 2016

	Last Quarter	31-Dec-16	31-Dec-15
URRENT ASSETS:			
Cash	$ 84,961	$ 84,961	$ 4,143
Accounts Receivable			
Inventory	8,627	8,627	1,200
Prepaid Income Taxes	0	0	0
Total Current Assets	93,588	93,588	5,343
ROPERTY AND EQUIPMENT:			
Machinery and Equipment	98,831	98,831	93,431
Less: Accumulated Depreciation	0	0	0
Net Property and Equipment	98,831	98,831	93,431
TOTAL ASSETS	$ 192,419	$ 192,419	$ 98,774
URRENT LIABILITIES:			
Current Portion of Long-Term Debt	$ 0	$ 0	$ 0
Accounts Payable	0	0	0
Credit Cards Payable	19,372	19,372	4,550
Total Current Liabilities	19,372	19,372	4,550
EFFERRED TAX LIABILITY	-	-	0
ONG-TERM LIABILITIES	0	0	0
TOTAL LIABILITIES	19,372	19,372	4,550
EMBER'S EQUITY	173,047	173,047	94,224
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 192,419	$ 192,419	$ 98,774

Phrame, Inc.
Statements of Operations
Recent Quarter and FY 2016

	Last Quarter	31-Dec-16	31-Dec-15
SALES	$ 514	$ 7,666	$ 12,315
COST OF SALES	148,524	571,251	85,939
GROSS PROFIT	148,010	563,585	73,624
OPERATING EXPENSES:			
Advertising	6,274	10,817	382
Auto and Truck Expenses	102	1,407	4,182
Bank Service Charges	367	1,091	761
Depreciation			
Insurance			
Legal and Accounting	6,191	28,756	13,128
Miscellaneous	2,115	5,383	1,822
Payroll Taxes			
Rent	4,763	18,948	3,463
Repairs and Maintenance			
Supplies	493	4,460	3,873
Travel	3,787	14,940	26,407
Utilities	473	1,791	317
Wages			
Total Operating Expenses	24,565	87,593	54,335
OPERATING INCOME (LOSS)	(172,575)	(651,178)	(127,959)
INTEREST EXPENSE			
NET INCOME BEFORE TAXES	(172,575)	(651,178)	(127,959)
INCOME TAXES:			
Current	-	-	-
Deferred	-	-	
NET INCOME	$ 172,575	$ (651,178)	$ 127,959